U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): COMPUTERSHARE TRUST COMPANY OF CANADA

B.	This is (check one):
☑ An original filing for the Filer.
☐ An amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:
	Name of Registrant:	THE TORONTO-DOMINION BANK
	Form type:	F-10
	File Number (if known):	333-153735
	Filed by:	THE TORONTO-DOMINION BANK
	Date Filed	September 30, 2008
	(if filed concurrently, so indicate):	FILED CONCURRENTLY

D.	The Filer is incorporated or organized under the laws of and has its principal place of business at:	Canada

100 University Avenue
8th Floor South Tower
Toronto, Ontario M5J 2Y1, Canada
Telephone Number: (416) 263-9310

E.	The Filer designates and appoints:
CT Corporation System
111 Eighth Avenue
13th floor
New York, New York 10011
Telephone Number: (212) 894-8940
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a) any investigation or administrative proceeding conducted by the Commission; and
(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith or (ii) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the Indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada this 30th day of September, 2008.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	/s/ Patricia Wakelin
	Name:	Patricia Wakelin
	Title:	Professional, Corporate Trust

By:	/s/ Michelle Mendonca
	Name:	Michelle Mendonca
	Title:	Professional, Corporate Trust

This statement has been signed by the following person in the capacity indicated as of this 30th day of September, 2008.

CT CORPORATION SYSTEM an Agent for service of process for Computershare Trust Company of Canada
By:	/s/ Debbie Diaz
	Name:	Debbie Diaz
	Title:	Assistant Secretary

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